Exhibit 2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2015 and 2014 included as Exhibit 1 to the Report on Form 6-K to which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2014, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2014 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK-cells, and T-cells. Our proprietary, next-generation bispecific antibodies, which we call TandAbs because of their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells. Our TandAbs have the ability to bring NK-cells or T-cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture, our TandAbs bind to their targets with high affinity and have half-lives that allow intravenous administration rather than require continuous infusion. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to-date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and milestone payments for collaborative research and development services. Through May 12, 2015, we have raised an aggregate of €151.2 million through our public offerings as well as private issuances of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of March 31, 2015, we had an accumulated deficit of €101.5 million.

We expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

Recent Developments

In early 2015, Affimed was awarded a €2.4 million ($3 million) grant program from the German Federal Ministry of Education and Research (BMBF) to support development of dual tumor targeting antibodies for enhanced selectivity in immune cell engaging therapy. The grant, awarded under the BMBF’s “KMU-innovative: Biotechnology – BioChance” program, will cover approximately 40% of expenses for a research and development program to develop multi-specific antibodies for the treatment of multiple myeloma.

On May 12, 2015 we announced the closing of our previously announced public offering of 5,750,000 of our common shares at a public offering price of $7.15 per common share. The total amount includes 750,000 common shares issued pursuant to the underwriters’ option to purchase additional shares which was exercised on May 7, 2015. After deducting the underwriting discounts and other estimated offering expenses, the net proceeds of the public offering are expected to be approximately $37.1 million.

We have initiated the phase 2a clinical trial of AFM13 with Hodgkin Lymphoma, or HL, and expect interim data in late 2015 and final data in the second half of 2016.

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Collaboration Agreements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – License Agreements” in the Annual Report.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

▪	AFM13. We have initiated the phase 2a clinical trial of AFM13 with Hodgkin Lymphoma, or HL. In addition we plan to support an additional phase 1b/2a investigator initiated trial in CD30+ lymphoma and a Phase 1b trial of AFM13 in combination with a CPI (checkpoint inhibitor) or CPA (checkpoint agonist). We anticipate that our research and development expenses will increase substantially in connection with the commencement of these clinical trials. In addition we are also manufacturing clinical trial material and are investigating commercial scale production options.

▪	AFM11. We have recently initiated a phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL. We anticipate that our research and development expenses will increase as we continue to enroll patients for this clinical trial and add an additional site in the United States. Furthermore we are going to allocate funds for the investigation of different dose regimens of AFM11 for the treatment of NHL and ALL. In 2013, the costs we incurred were primarily related to the cGMP manufacturing of clinical material for the phase 1 trial. In 2014 and in the first quarter of 2015, however, costs predominantly related to preparatory work for our phase 1 clinical trial.

▪	Other development programs. Our other research and development expenses relate to our preclinical studies of AFM21, our Amphivena collaboration and discovery activities. The expenses mainly consist of salaries, costs for production of material for preclinical testing and costs paid to contract research organizations in conjunction with preclinical-testing. We also expect to use a portion of our funds for preclinical development of AFM21 and other research and development activities and for working capital, repayment of debt and general corporate purposes.

Results of Operations

The numbers below have been derived from our unaudited interim condensed consolidated financial statements as of and for the three month period ended March 31, 2014 and 2015. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended March 31, 2014 and 2015

	Three Months ended March 31,
	2014	2015
	(unaudited) (in € thousand)
Total Revenue:	722	2,538
Other income/(expenses)—net	45	229
Research and development expenses	(5,346)	(2,921)
General and administrative expenses	(4,735)	(1,848)
Operating loss	(9,314)	(2,002)
Finance income / (costs)—net	(6,401)	518
Loss before tax	(15,715)	(1,484)
Income taxes	69	0
Loss for the period	(15,646)	(1,484)
Total comprehensive loss	(15,646)	(1,484)
Loss per common share in € per share	(1.06)	(0.06)

Revenue

Revenue increased by 252% from €0.7 million in the three months ended March 31, 2014 to €2.5 million for the three months ended March 31, 2015, mainly due to the revenue recognition upon achievement of a milestone pursuant to the Amphivena collaboration.

Research and development expenses

	Three months ended March 31,
R&D Expenses by Project	2014	2015	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	210	1,266	502%
AFM11	543	301	(45%)
Other projects	1,011	1,262	25%
Share-based payment expense	3,582	92	(97%)
Total	5,346	2,921	(45%)

Research and development expense decreased by 45% from €5.3 million in the three months ended March 31, 2014 to €2.9 million in the three months ended March 31, 2015. Research and development expense for the first quarter 2014 included compensation expense for share-based compensation awards of €3.6 million under the then-outstanding incentive programs (ESOP 2007 and carve-out plan), while research and development expense in the first quarter 2015 only included compensation expense for share-based compensation awards of €0.1 million relating to the ESOP 2014. The variances in project related expense between the three months ended March 31, 2014 and the corresponding period in 2015 are mainly due to the following projects:

•	AFM13. In the three months ended March 31, 2015 we incurred significant higher expenses than in the three months ended March 31, 2014 primarily due to the production of clinical material for our phase 2a trial and the preparation of the clinical trial.

•	AFM11. In the three months ended March 31, 2015, clinical expenses were lower than in the three months ended March 31, 2014, primarily due to the fewer personnel allocated to the project.

We incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses decreased 45% from €4.7 million in the three months ended March 31, 2014 to €1.8 million in the three months ended March 31, 2015. General and administrative expenses for the first quarter 2014 included compensation expense for share-based compensation awards of €4.0 million under the then outstanding incentive programs (ESOP 2007 and carve-out plan), while general and administrative expenses in the first quarter 2015 only include compensation expense for share-based compensation awards of €0.2 million relating to the ESOP 2014.

We expect that our non-transaction related general and administrative expenses will increase in the future as our business expands and we incur additional costs associated with operating as a public company. Transaction related expenses will be incurred whenever we prepare for further financing activities or strategic transactions.

Finance income / (costs)-net

Finance income for the three months ended March 31, 2015 totals €0.5 million, compared with finance costs of €6.4 million for the three months ended March 31, 2014. In the first quarter of 2015, the Company realized net foreign exchange rate gains of €0.7 and interest expenses of €0.2 million. The first quarter of 2014 was primarily affected by the interest expenses for then outstanding preferred shares of €1.2 million and the re-measurement loss resulting from changes in fair value of the derivative conversion feature of €5.0 million.

Income taxes

During the three months ended March 31, 2014, we have recorded an income tax benefit of € 69 which was related to deferred taxes at our subsidiary AbCheck.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans from existing shareholders.

Cash flows

Comparison of the three months ended March 31, 2014 and 2015

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2014 and 2015:

	Three months ended March 31,
	2014	2015
	(unaudited)
	(in € thousand)

Net cash from (used in) operating activities	919	(3,924)
Net cash used for investing activities	(26)	(37)
Net cash from financing activities	0	0
Net changes to cash and cash equivalents	893	(3,961)
Cash and cash equivalents at the beginning of the period	4,151	39,725
Exchange rate related changes of cash and cash equivalents	0	1,269
Cash and cash equivalents at the end of the period	5,044	37,033

Net cash used in operating activities of €3.9 million in the three months ended March 31, 2015 is mainly due to the loss of €1.5 million and payments for trade and other payables of €2.1 million. In the first quarter 2014, the Company showed net cash flow from operating activities of €0.9 million mainly due to advance payments of €2.6 million under collaborative agreements.

Cash and Funding Sources

Our cash and cash equivalents as of March 31, 2015 were €37.0 million.

On July 24, 2014, our subsidiary Affimed Therapeutics AG - now Affimed GmbH - entered into an agreement for a loan facility (the “Perceptive Credit Facility”) with an affiliate of Perceptive Advisors LLC (“Perceptive”). The Perceptive Credit Facility provides for aggregate funding of $14.0 million, including $5.5 million in initial funding drawn as of March 31, 2015 and up to an additional $8.5 million of capital available in subsequent tranches. Any portion of the Perceptive Credit Facility that has not been drawn by December 31, 2015 will terminate. The loans outstanding under the Perceptive Credit Facility will accrue interest at an annual rate equal to an applicable margin of nine percent plus one-month LIBOR, with LIBOR deemed to equal 1% if LIBOR is less than 1% and is payable in monthly installments of interest only through April 2016 and then principal and interest thereafter in monthly installments through August 2018, with the outstanding balance to be repaid in full at the end of August 2018. Borrowings under the Perceptive Credit Facility are secured by a substantial portion of our tangible assets and intellectual property. Under the loan agreement governing the Perceptive Credit Facility, we are subject to customary affirmative and negative covenants including limitations on additional indebtedness, limitations on liens and limitations on acquisitions. Additionally, covenants set forth under the Perceptive Credit Facility will require us to maintain a minimum cash balance of $2.0 million. We have also agreed to achieve certain development milestones for AFM11 and AFM13.

We are also obligated to grant Perceptive warrants to purchase our common shares. Following the closing of our initial public offering, we issued to Perceptive 106,250 warrants at an exercise price of $8.80. If and when we make any additional draw under the Perceptive Credit Facility, we will issue to Perceptive an additional 164,205 warrants at the same exercise price.

On September 17, 2014, we completed our initial public offering of common shares in which we sold an aggregate of 8,000,000 common shares at a price to the public of $7.00 per share. The proceeds to us from the offering were approximately €43.2 million, before deducting the underwriting discounts, commissions and offering expenses.

In January 2015, we announced that we had been awarded a €2.4 million ($3 million) grant from the German Federal Ministry of Education and Research (BMBF). The grant, awarded under the BMBF’s “KMU-innovative: Biotechnology–BioChance” program, will cover approximately 40% of expenses for a research and development program to develop multi-specific antibodies for the treatment of multiple myeloma.

On May 12, 2015 we announced the closing of our previously announced public offering of 5,750,000 of our common shares at a public offering price of $7.15 per common share. The total amount includes 750,000 common shares issued pursuant to the underwriters’ option to purchase additional shares which was exercised on May 7, 2015. After deducting the underwriting discounts and other estimated offering expenses, the net proceeds of the public offering are expected to be approximately $37.1 million.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. In addition, we expect that we will require additional capital to commercialize our product candidates AFM13, AFM11 and AFM21. If we receive regulatory approval for AFM13, AFM11 or AFM21, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that our existing cash and cash equivalents together with the net proceeds from the offering which priced on May 6, 2015 will enable us to fund our operating expenses and capital expenditure requirements at least until the third quarter of 2017. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis there are no material changes to our contractual obligations from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Contractual Obligations and Commitments” in the Annual Report.

Off-balance sheet arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

During the three months ended March 31, 2015, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

The Company has not yet determined the impact of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) which have been issued by the IASB but not yet adopted on our financial statements.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of March 31, 2015, our accumulated deficit was €101.5 million;

•	the chance our clinical trials may not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;
•	our reliance on contract manufacturers and contract research organizations over which we have limited control;

•	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of AFM13 and AFM11, which are still in clinical development and may eventually prove to be unsuccessful;

•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with the DKFZ, Xoma, LLS, Amphivena and Amphivena’s other investors and partners, including MPM Capital, Aeris Capital and Janssen, and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk Factors” in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.